Synex International Inc.

Third Quarter Report

For nine months ended March 31, 2004

2004

REPORT FROM THE PRESIDENT

The highlight of the third quarter of fiscal 2004 was the commencement on January 26, 2004 of electrical energy sales from the Mears Creek Hydro Plant.

Revenue for the three months ended March 31, 2004 increased to $452,532 as compared to $272,964 for the corresponding period of the previous year and the net loss after tax decreased to $7,866 as compared to $172,311 for continuing operations for the corresponding period of the previous year.

Revenue for the first nine months fiscal 2004 decreased to $916,161 as compared to $948,547 for the corresponding period of the previous year and the net loss after tax was $159,251 as compared to the net loss from continuing operations of $188,750 for the first nine months of fiscal 2003.

Energy Division

Revenue of the energy division for the first nine months decreased to $385,140 from $823,488 for the previous year with a segment operating loss of $78,038 as compared to a profit of $124,736 in the corresponding period in the previous year. Included in the fiscal 2003 result was the portion of the gain on sale of the software division attributable to the energy division.

On January 26, 2004, the Mears Creek Hydro Plant commenced commercial operation under a 20-year electricity purchase agreement with BC Hydro. The facility has now operated for over two months and electricity sales are meeting the estimated annualized revenue of over $1 million.

Synex Energy had a Convertible Loan with New World Power Corporation, which was due on June 30, 2001. The loan principal, accrued unpaid interest and associated costs were secured by a first mortgage on the power plants of Wolverine Power Corporation located in Michigan State. During the first quarter of fiscal 2004, the energy division completed the foreclosure on the real estate assets of Wolverine and proceeded with the necessary actions to acquire the other assets.

On April 1, 2004, the energy division substantially completed the acquisition of the other assets and commenced operating the power facilities. The annual revenue from the Michigan power facilities is projected to be nearly US$1 million.

The energy division is active on two other developments namely, the Kyuquot Utility and the 3MW Cypress Creek Hydro Project. In addition, it has an interest in the 112MW Forrest Kerr Project through its ownership of nearly 900,000 shares of Coast Mountain Power Corp, a public company trading on the TSX Venture Exchange.

Engineering Division

The consulting engineering division was active on a number of hydroelectric projects in British Columbia for both the energy division and external customers. Revenue for the first nine months of fiscal 2004 from external customers was $490,850 as compared to $603,123 in the previous year and segment operating profit decreased to $70,813 from $98,104. The decrease in revenue from external customers was a result of increased work by the engineering division on the Mears Creek Hydro Plant.

OUTLOOK

The Company now owns and operates 15MW of hydroelectric capacity in British Columbia and in the United States. Annualized energy revenue from the hydroelectric plants is expected to exceed $2.3 million. The Company has entered a renewed growth phase and plans to use its available financial and technical resources to increase revenues by continuously developing new energy developments.

Greg Sunell, President

Synex International Inc

Consolidated Balance Sheets

(unaudited)

		March 31 2004	June 30 2003
Assets			
Current			
Cash and cash equivalents	$	**269,428**	1,391,975
Accounts receivable		**1,175,745**	967,318
Prepaid expenses		**40,786**	41,837
Future income taxes		**19,253**	45,968
		1,505,212	2,447,098
Loan receivable		**0**	1,844,643
Capital assets		**8,625,690**	102,515
Future income taxes		**168,066**	133,620
Projects in Development and other assets		**473,965**	1,870,517
	$	**10,772,933**	6,398,393

Liabilities			
Current			
Accounts payable	$	**296,922**	362,628
		296,922	362,628
Loan Payable		**3,700,000**	0
Accrued liabilities		**585,000**	585,000
		4,581,922	947,628
Shareholders' equity			
Capital stock		**5,614,637**	4,715,140
Retained earnings		**576,374**	735,625
		6,191,011	5,450,765
	$	**10,772,933**	6,398,393

Approved by the Directors

Alan W Stephens
Director

Greg J. Sunell
Director

Synex International Inc

Consolidated Statements of Income and Retained Earnings

(unaudited)

		Three months ended Mar 31		Nine months ended Mar 31	
		2004	2003	**2004**	2003
Revenue	$	**452,532**	272,964	**916,161**	948,547
Expenses					
Amortization		**60,824**	7,751	**105,639**	30,743
Interest on Long Term Debt		**35,856**	0	**35,856**	0
Selling, general and administrative		**389,659**	295,375	**941,648**	1,005,705
		486,339	303,126	**1,083,143**	1,036,448
Income (loss) before the undernoted		**(33,807)**	(30,162)	**(166,982)**	(87,901)
Unrealised foreign exchange gain (loss)		**0**	(140,267)	**0**	(76,867)
Income (loss) before provision for income taxes		**(33,807)**	(170,429)	**(166,982)**	(164,768)
Provision for income taxes		**(25,941)**	1,882	**(7,731)**	23,982
Net income (loss) from continuing operatons		**(7,866)**	(172,311)	**(159,251)**	(188,750)
Net income from discontinued operations		**0**	0	**0**	28,262
Gain on disposal of investment, net of income taxes		**0**	(520,000)	**0**	1,656,094
Net income (loss) for the period		(7,866)	(692,311)	(159,251)	1,495,606
Retained earnings (deficit) at beginning of period		**584,240**	1,382,120	**735,625**	(805,797)
Retained earnings (deficit) at end of period	$	**576,374**	689,809	**576,374**	689,809
Earnings per share for the period :					
Income (loss) from continuing operations	$	**0.00**	(0.01)	**(0.01)**	(0.01)
Net income (loss)	$	**0.00**	(0.05)	**(0.01)**	0.10
Fully diluted earnings per share for the period :					
Income (loss) from continuing operations	$	**0.00**	(0.01)	**(0.01)**	(0.01)
Net income (loss)	$	**0.00**	(0.04)	**(0.01)**	0.09
Weighted average number of common shares outstanding :					
Basic		**17,537,083**	15,224,416	**17,537,083**	15,224,416
Fully diluted		**17,842,871**	15,964,416	**17,842,871**	15,964,416

Synex International Inc

Consolidated Statements of Cash Flows

(unaudited)

		Three months ended Mar 31 2004	Three months ended Mar 31 2003	Nine months ended Mar 31 2004	Nine months ended Mar 31 2003
Operating activities					
Net income (loss)	$	(7,866)	(172,311)	(159,251)	(188,750)
Amortization		60,824	7,751	105,639	30,743
Future income taxes		(25,941)	0	(7,731)	110,259
		27,017	(164,560)	(61,343)	(47,748)
Changes in operating assets and liabilities :					
Decrease (increase) in accounts receivable		180,724	428,430	(208,427)	668,976
Decrease (increase) in prepaid expenses		(20,484)	9,807	1,051	40,850
(Decrease) increase in accounts payable and accrued liabilities		91,627	1,600	(65,706)	(128,742)
		278,884	275,277	(334,425)	533,336
Financing activities					
Loan payable		600,000	0	3,700,000	0
Common shares issued		22,000	0	899,497	8,000
		622,000	0	4,599,497	8,000
Investing activities					
Loan receivable		4,024	(56,704)	1,844,643	(365,546)
Energy projects (net)		5,315,556	(365,926)	1,492,957	(804,934)
Capital asset additions		(6,414,932)	(6,493)	(8,725,804)	(8,834)
Investments		125	15,460	585	(177,654)
		(1,095,227)	(413,663)	(5,387,619)	(1,356,968)
Increase (decrease) in cash and cash equivalents from continuing operations during the period	$	(194,343)	(138,386)	(1,122,547)	(815,632)
Increase (decrease) in cash and cash equivalent from discontinued operations during the period :					
Operations		0	0	0	(200,150)
Capital assets		0	0	0	114,996
Investments		0	0	0	2,176,094
Cash and cash equivalents at beginning of period		463,771	1,970,184	1,391,975	556,490
Cash and cash equivalents at end of period	$	269,428	1,831,798	269,428	1,831,798
Supplemental disclosure of cash flow information :					
Cash payment for taxes	$	0	(3,400)	0	(23,650)
Cash receipts for taxes	$	13,900	1,518	13,900	1,518

Synex International Inc

1. BASIS OF PRESENTATION

These consolidated financial statements should be read in conjunction with the consolidated financial statements and notes included in the Company's 2003 Annual Report. The accompanying financial information does not include all disclosures required under generally accepted accounting principles ("GAAP") because certain information included in the Company's 2003 Annual Report has not been included in this report. The accompanying financial information reflects all adjustments consisting primarily of normal recurring adjustments, which are, in the opinion of management, necessary for a fair presentation of the results for the interim periods.

Certain comparative figures have been reclassified to conform with the basis of presentation adopted in the current period.

2. BUSINESS SEGMENTS

Three months ended March 31

(unaudited)

The principal classes of business of the Company are the funding and development of energy projects, and the provision of engineering and project management services.

2004		Energy	Software	Engineering	Corporate	Consolidated
Total revenue	$	283,192	-	288,549	113,499	685,240
Inter-segment revenue		18,948	-	109,063	104,697	232,708
Revenue from customers	$	264,244	-	179,486	8,802	452,532
Segment operating profit (loss)		(5,633)	-	7,910	-	2,277
Corporate general expenses						36,084
Corporate income taxes						(25,941)
Net income (loss) for the period	$					(7,866)
Identifiable assets	$	10,060,007	-	374,903	338,023	10,772,933
Capital expenditures	$	1,095,350	-	4,026	-	1,099,376
Amortization	$	54,679	-	3,278	2,867	60,824

2003		Energy	Software	Engineering	Corporate	Consolidated
Total revenue	$	79,052	-	280,323	195,576	333,161
Inter-segment revenue			-	117,068	164,919	60,197
Revenue from customers	$	79,052	-	163,255	30,657	272,964
Segment operating profit (loss)		(368,536)	-	29,976	(326,385)	(664,945)
Corporate general expenses						25,484
Corporate income taxes						1,882
Net income for the period	$					(692,311)
Identifiable assets	$	4,206,666	-	240,295	1,725,484	6,172,445
Capital expenditures	$	365,925	-	2,844	3,650	372,419
Amortization	$	2,333	-	1,599	3,819	7,751

The following table sets forth the geographic information of revenues which are attributed to countries based on location of customers :

Countries		2004	2003
Canada	$	**452,532**	268,198
United States		-	4,766
Total	$	**452,532**	272,964

All of the company's long-lived assets are located in North America.

Synex International Inc

2. BUSINESS SEGMENTS - continued

Nine months ended March 31

(unaudited)

The principal classes of business of the Company are the funding and development of energy projects, the development and marketing of software products (2003), and the provision of engineering and project management services.

2004		**Energy**	**Software**	**Engineering**	**Corporate**	**Consolidated**
Total revenue	$	428,645	-	907,997	315,959	1,652,601
Inter-segment revenue		43,505	-	417,147	275,788	736,440
Revenue from customers	$	385,140	-	490,850	40,171	916,161
Segment operating profit (loss)		(78,038)	-	70,813	-	(7,225)
Corporate general expenses						159,757
Corporate income taxes						(7,731)
Net income for the period	$					(159,251)
Identifiable assets	$	10,060,007	-	374,903	338,023	10,772,933
Capital expenditures	$	7,217,910	-	14,937	-	7,232,847
Amortization	$	88,030	-	9,009	8,600	105,639

2003		**Energy**	**Software**	**Engineering**	**Corporate**	**Consolidated**
Total revenue	$	823,488	705,710	886,152	2,097,762	4,513,112
Inter-segment revenue			2,000	283,029	397,732	682,761
Discontinued operations			2,881,804			2,881,804
Revenue from customers	$	823,488	(2,178,094)	603,123	1,700,030	948,547
Segment operating profit		124,736	108,591	98,104	1,338,712	1,670,143
Corporate general expenses						140,805
Corporate income taxes						33,732
Net income for the period	$					1,495,606
Identifiable assets	$	4,206,666	-	240,295	1,725,484	6,172,445
Capital expenditures	$	818,084	(114,996)	7,034	(11,350)	698,772
Amortization	$	7,001	10,255	12,196	11,546	40,998

The following table sets forth the geographic information of revenues which are attributed to countries based on location of customers :

Countries		**2004**	2003
Canada	$	**916,161**	849,309
United States		-	99,238
Total	$	**916,161**	948,547

All of the company's long-lived assets are located in North America.

3. ACCOUNTS RECEIVABLE

		Mar 31 2004	Jun 30 2003
Accounts receivable - Trade	$	**598,818**	337,719
Security deposits, interest and other		**576,927**	629,599
Total	$	**1,175,745**	967,318

4. SUBSEQUENT EVENTS

As of April 1, 2004, the Company's wholly owned subsidiaries, Synex Energy Resources Ltd. and Synex Michigan LLC, executed an agreement with Wolverine Power Corporation under which Synex acquired the operating assets of the hydroelectric plants located in Michigan, USA. Synex formerly acquired the real estate assets under foreclosure proceedings.

Effective April 1, 2004, Synex Energy Resources Ltd. through its wholly owned subsidiaries in the United States owns and operates the four hydroelectric plants located on the Tittabawassee River near Midland with a total installed capacity of about 11 MW.

Synex International Inc.

Stock Exchange Listing
The Toronto Stock Exchange
Trading Symbol (SXI)
Listed on June 5, 1987

Auditors
Dale Matheson Carr-Hilton LaBonte
Chartered Accountants
Suite 1700 – 1140 West Pender Street
Vancouver, B.C. V6E 4G1

Solicitors
Fraser Milner Casgrain
Barristers and Solicitors
15th Floor
The Grovesnor Building
1040 West Georgia Street
Vancouver, B.C. V6E 4H8

Registrar and Transfer Agent
Computershare Trust Company of Canada
510 Burrard Street
Vancouver, B.C. V6C 3B9

Bankers
Royal Bank of Canada
1025 West Georgia Street
Vancouver, B.C. V6E 3N9

Head Office
1444 Alberni Street, 4th Floor
Vancouver, BC V6G 2Z4
Telephone 604-688-8271
Facsimile 604-688-1286

Website
www.synex.com
Email: gsunell@synex.com

82- 8362

SYNEX INTERNATIONAL INC.
NEWS RELEASE

TSE : SXI

May 7, 2004

SYNEX INTERNATIONAL INC.
THIRD QUARTER REPORT FOR FISCAL 2004

The highlight of the third quarter of fiscal 2004 was the commencement on January 26, 2004 of electrical energy sales from the Mears Creek Hydro Plant.

Revenue for the three months ended March 31, 2004 increased to $452,532 as compared to $272,964 for the corresponding period of the previous year and the net loss after tax decreased to $7,866 as compared to $172,311 for continuing operations for the corresponding period of the previous year.

Revenue for the first nine months of fiscal 2004 decreased to $916,161 as compared to $948,547 for the corresponding period of the previous year and the net loss after tax was $159,251 as compared to the net loss from continuing operations of $188,750 for the first nine months of fiscal 2003.

Energy Division: Revenue of the energy division for the first nine months decreased to $385,140 from $823,488 for the previous year with a segment operating loss of $78,038 as compared to a profit of $124,736 in the corresponding period of the previous year. Included in the fiscal 2003 result was the portion of the gain on sale of the software division attributable to the energy division.

On January 26, 2004, the Mears Creek Hydro Plant commenced commercial operation under a 20-year electricity purchase agreement with BC Hydro. The facility has now operated for over two months and electricity sales are meeting the estimated annualized revenue of over $1 million.

Synex Energy had a Convertible Loan with New World Power Corporation, which was due on June 30, 2001. The loan principal accrued unpaid interest and associated costs were secured by a first mortgage on the power plants of Wolverine Power Corporation located in Michigan State. During the first quarter of fiscal 2004, the energy division completed the foreclosure on the real estate assets of Wolverine and proceeded with the necessary actions to acquire the other assets. On April 1, 2004, the energy division substantially completed the acquisition of the other assets and commenced operating the power facilities. The annual revenue from the Michigan power facilities is projected to be nearly US$1 million.

The energy division is active on two other developments namely, the Kyuquot Utility and the 3MW Cypress Creek Hydro Project. In addition, it has an interest in the 112MW Forrest Kerr Project through its ownership of nearly 900,000 shares of Coast Mountain Power Corp, a public company trading on the TSX Venture Exchange.

Engineering Division: The consulting engineering division was active on a number of hydroelectric projects in British Columbia for both the energy division and external customers. Revenue for the first nine months of fiscal 2004 from external customers was $490,850 as compared to $603,123 for the previous year and segment operating profit decreased to $70,813 from $98,104. The decrease in revenue from external customers was a result of increased work by the engineering division on the Mears Creek Hydro Plant.

OUTLOOK

The Company now owns and operates 15MW of hydroelectric capacity in British Columbia and in the United States. Annualized energy revenue from the hydroelectric plants is expected to exceed $2.3 million. The Company has entered a renewed growth phase and plans to use its available financial and technical resources to increase revenues by continuously developing new power facilities.

Greg Sunell, President

400 – 1444 Alberni Street, Vancouver B C V6G 2Z4
Phone (604) 688 8271 Ext. 309 Fax (604) 688 1286
E-mail: gsunell@synex.com Web Site: www.synex.com/